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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/X/ Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
   Pirtle, Jr.       Raymond         H.           Sirrom Capital Corporation (SIR)              Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
  511 Union Street, 8th Floor                     Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         March 1999          ----        title ---       below)
                 (Street)                                                 ------------------                below)
  Nashville          TN               37219                                5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                   3/22/99    J(1)          37,456     D         (1)             -0-               D
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     -----------------------------------
                                                                               Date    Expira-                 Amount or
                                                  ---------------------------- Exer-   tion       Title        Number of
                                                    Code  V     (A)     (D)    cisable Date                    Shares
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Stock Option                  $11.125    3/22/99     J(2)             36,000   4/19/97  4/16/06   Common Stock  36,000      (2)
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Stock Option                  $23.625    3/22/99     J(3)              8,000       (4)  6/23/08   Common Stock   8,000      (3)
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Option                      -0-
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Stock Option                      -0-
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Explanation of Responses:

(1)  Exchanged for 6,120 shares of common stock of The FINOVA Group Inc., ("FINOVA"), having a value of $53.375 per share on the transaction date ("FINOVA Common Stock"), pursuant to the merger of FINOVA Acquisition Corp. with and into Sirrom (the "Merger").
(2)  This option was assumed by FINOVA pursuant to the Merger and is now exercisable for 5,882 shares of
     FINOVA Common Stock on the same terms at an exercise price of $68.08.
(3)  This option was assumed by FINOVA pursuant to the Merger and is now exercisable for 1,307 shares of FINOVA Common Stock on the same terms at an exercise price of $144.58.
(4)  Pursuant to the terms of the Sirrom Capital Corporation Non-Qualified Stock Option Agreement dated
     June 23, 1998 by and between Sirrom and Mr. Pirtle (the "Agreement") the Merger will constitute a change in control as defined in the Agreement and all options granted Mr. Pirtle under the
     Agreement will become fully exercisable upon the effective time of the Merger.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ Raymond H. Pirtle, Jr.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.
